I GOT IT HOLDINGS CORP.

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
I Got It Holdings Corp.
New York, New York

We have reviewed the accompanying financial statements of I Got It Holdings Corp., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
March 4, 2021

I GOT IT HOLDINGS CORP.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	13,466
Accounts receivable, net		90,682
TOTAL CURRENT ASSETS		104,148
TOTAL ASSETS	$	104,148

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	63,270
Accrued expenses - related party		50,000
Note payable - related party		125,561
TOTAL CURRENT LIABILITIES		238,831
TOTAL LIABILITIES		238,831
SHAREHOLDERS' EQUITY		
Common stock, see note 5		1
Additonal paid-in capital		83,499
Members' equity		(218,183)
TOTAL SHAREHOLDERS' EQUITY		(134,683)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	104,148

See independent accountant's review report and accompanying notes to financial statements.

I GOT IT HOLDINGS CORP.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	**90,682**
COST OF GOODS SOLD		**2,733**
GROSS PROFIT		**87,949**
OPERATING EXPENSES		
Advertising and marketing		**8,660**
Engagement fees		**50,000**
General and administrative		**1,911**
Payroll expense		**60,000**
Sponsorship expenses		**185,000**
TOTAL OPERATING EXPENSES		**305,571**
NET OPERATING INCOME		**(217,622)**
OTHER INCOME/(EXPENSES)		
Interest expense		**(561)**
TOTAL OTHER INCOME/(EXPENSES)		**(561)**
NET INCOME	$	**(218,183)**

See independent accountant's review report and accompanying notes to financial statements.

I GOT IT HOLDINGS CORP.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Class A Common Stock		Class B Common Stock		Class C Common Stock				
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, OCTOBER 20, 2020 (INCEPTION)	-	$ -	-	$ -	-	$ -	-	$ -	$ -
Issuance of common stock	-	-	100	-	8,250	1	83,499	-	$ 83,500
Net income	-	-	-	-	-	-	-	(218,183)	$ (218,183)
ENDING BALANCE, DECEMBER 31, 2020	**-**	**$ -**	**100**	**$ -**	**8,250**	**$ 1**	**$ 83,499**	**$ (218,183)**	**$ (134,683)**

See independent accountant's review report and accompanying notes to financial statements.

- 5 -

I GOT IT HOLDINGS CORP.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ (218,183)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
(Increase) decrease in assets:	
Accounts receivable	(90,682)
Increase (decrease) in liabilities:	
Accrued expenses	63,831
Accrued expenses - related parties	50,000
CASH USED FOR OPERATING ACTIVITIES	(195,034)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	83,500
Issuance of note payable - related party	125,000
CASH PROVIDED BY FINANCING ACTIVITIES	208,500
NET INCREASE IN CASH	13,466
CASH AT INCEPTION	-
CASH AT END OF PERIOD	$ 13,466
CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
I Got it Holdings Corp. (the "Company") was incorporated in the State of Delaware on October 20, 2020. The Company is an investment platform for I Got It, an app that allows fans to bid real-time on exclusive memorabilia, one-of-a-kind experiences, and curated merchandise exclusively with the sports teams they are watching live or remote. I Got It is a mobile application that provides an innovative platform with live auction technology and targeted marketing to drive app engagement and multi-channeled revenue. The Company's business model is designed to capitalize on the attractive economics of the transactions with sports franchises. Pursuant to the Company's Master Services Agreement with its technology partner, I Got It Holdings LLC, the Company has an exclusive right to use technology and the right to first offer on all financial transactions.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by allowing customers to bid on items. The Company's payments are generally collected upfront. For the year ending December 31, 2020, the Company has recorded $90,682 of revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Notes Payable – Related Party**

Since inception, a shareholder has provided a loan to the Company valued at $125,000 as of December 31, 2020, respectively. Interest is accrued annually at 8% per annum. There are no minimum monthly payments. The note is due on demand or at March 31, 2021, as a balloon payment for the principal and accrued interest. As of December 31, 2020, the note had $561 of accrued interest.

4. **Related Party Transactions**

In October 2020, the Company ("exclusive partner") entered into a Master Services Agreement with I Got It Holdings, LLC and I Got It!, Inc. (together, "supplier"). In consideration of the rights and licenses granted under the agreement, the exclusive partner is to pay a one-time, upfront fee of $50,000 and annual subscription fees of $15,000 payable monthly commencing in January 2021, plus an additional sum representing 50% of additional staffing or administrative costs to be shared by all parties, as may be agreed to by all parties, to the supplier. The annual subscription fees may increase after one year of the execution of the Agreement to an amount acceptable to both the supplier and exclusive partner. For each renewal term, beginning in 2026, the related parties may increase the annual subscription fee to an amount not to exceed five percent of the previous year's annual subscription fee. Additionally, the supplier shall retain an economic interest in 50% of the net revenues of each transaction with a sports franchise or third-party partner (the "net revenues") after exclusive partner has received first fees or similar costs imposed pursuant to a contract with a third-party client in connection with such third-party business transaction. Net revenues are defined as revenues realized by either supplier or exclusive partner from a third-party business transaction less holdbacks or revenue sharing with a team, venue or athlete, sales taxes, and direct costs including transaction processing or similar expenses related to the point of sale.

5. **Equity**

Common Stock – Class A
Under the certificate of incorporation, the Company has authorized the issuance of up to 70,000 shares of common stock – Class A, at a $0.0001 par value. As of December 31, 2020, no shares of common stock – Class A have been issued and none are outstanding. Common stock – Class A is not entitled to any votes.

Common Stock – Class B
Under the certificate of incorporation, the Company has authorized the issuance of up to 1,000 shares of common stock – Class B, at a $0.0001 par value. As of December 31, 2020, 100 shares of common stock – Class B have been issued and are outstanding. Common stock – Class B is entitled to one vote per share.

Common Stock – Class C
Under the certificate of incorporation, the Company has authorized the issuance of up to 29,000 shares of common stock – Class C, at a $0.0001 par value. As of December 31, 2020, 8,250 shares of common stock – Class C have been issued and none are outstanding. Common stock – Class C is not entitled to any votes.

6.   <u>**Subsequent Events**</u>

The Company has executed several stock purchase agreements, totaling 1,238 shares of Class A Common Stock at a purchase price of $247,600.

The Company has evaluated subsequent events through March 4, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.